

June 11, 2012

Via Facsimile
Hamish N. J. Brewer
President, Chief Executive Officer and Director
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

> **Re: JDA Software Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-27876**

Dear Mr. Brewer:

We have reviewed your letter dated May 15, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 21, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please note that we will be unable to clear our comments until we review your amended and restated financial information.

2.   Considering you intend to restate your financial statements with respect to revenue related issues, please tell us how this restatement impacts management's conclusion regarding internal controls over financial reporting and disclosure controls and procedures.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 55

3.   We note in your response to prior comment 5 that upon further review of your process you determined that you should recognize the set-up fees over the term of the hosting period. Please tell us your basis for recognizing these set-up fees over the term of the hosting period rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

4.   We note your response to prior comment 6. Please address the following with respect to your response:

- We note that you randomly selected sample populations from 2008 and 2009; however, your response describes your 2010 study of vendor-specific objective evidence (VSOE) of fair value. Tell us the results of the studies performed for the other years tested including 2008 and 2009.
- We note that your 2010 VSOE of fair value study included a sample size of 36 Training Ordering Documents (ODs) out of a total population of 545 ODs. We further note that 15 ODs of the 36 selected for testing were eliminated because they were not standalone transactions. Tell us how many of the total 545 ODs population are standalone transactions, how you concluded that your sample size is representative of your entire population and explain why you did not replace the 15 ODs that were eliminated with other standalone transactions.

5.   We note in your response to prior comment 7 regarding VSOE of fair value for consulting services that you re-performed your VSOE of fair value analysis for consulting services for 2008 through 2010. Please address the following:

- We note that you removed outliers including Center of Excellence India and Fixed bid rates from your population. Describe how you account for arrangements that include these types of bids.
- We note your revised conclusion that VSOE of fair value has not been established for consulting in the international currencies. Provide your conclusion with respect to your US Global testing and your policy for the percentage of transactions falling within +/- 15% of the median used to establish VSOE.
- Your response implies that were able to establish VSOE of fair value for certain stratified groups. Tell us how you account for outliers within those groups.

6.   We note the proposed future disclosure included in your response to prior comment 10 regarding milestone based arrangements does not reflect the detail provided in your February 15, 2012 response to comment 8. Please revise your disclosure in future filings to reflect the level of detail in your February 15, 2012 response including the fact that you recognize the lesser of revenue calculated under the percentage of completion method and the proportion of the milestones achieved.

7.   We note in your response to several of our comments that you have performed additional analyses of your policies covering fiscal years 2008 through 2009 or 2010. Please tell us how you concluded that additional periods were not required to be reviewed including years prior to 2008 or subsequent to 2009 or 2010.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief